ANGLO AMERICAN

06014669

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
E-mail cmarshall@angloamerican.co.uk

SUPPL

16 June, 2006

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcemens on the following dates:

Director/PDMR Interests

- Butterfield Trust – 12 June 2006
- Butterfield Trust – 16 June 2006

AA plc - Purchase of own shares to hold in treasury

- 13 June 2006
- 14 June 2006
- 15 June 2006
- 16 June 2006

For and on behalf of Anglo American plc
Yours faithfully

Catherine Marshall

C Marshall
Company Secretarial Assistant
Encs - 30 copies

dw 6/27

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 24,706,788 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
05 June 2006	34,700
06 June 2006	92,690
07 June 2006	0
08 June 2006	24,648
09 June 2006	10,000

The Company was advised of these transactions on 9 June 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith [(1)]
	J N Wallington

[(1)] Mr Smith (a PDMR of the Company) was connected with transactions that took place on 6 June 2006 in respect of 31,000 Ordinary Shares, which were the subject of a separate announcement.

Nick Jordan
Secretary
12 June 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 24,702,312 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
12 June 2006	0
13 June 2006	0
14 June 2006	4,476
15 June 2006	0
16 June 2006	0

The Company was advised of these transactions on 16 June 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Nick Jordan
Secretary
16 June 2006

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 15 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 940,000 ordinary shares of Anglo American plc at prices equivalent to between £18.83 and £19.82 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 12,745,433 ordinary shares, representing 0.85 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

16 June 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 14 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 525,000 ordinary shares of Anglo American plc at prices equivalent to between £18.12 and £18.83 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 11,805,433 ordinary shares, representing 0.78 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

15 June 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 13 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 830,000 ordinary shares of Anglo American plc at prices equivalent to between £18.22 and £18.66 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 11,280,433 ordinary shares, representing 0.75 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

14 June 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 12 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 375,000 ordinary shares of Anglo American plc at prices equivalent to between £19.05 and £19.82 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 10,450,433 ordinary shares, representing 0.69 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

13 June 2006

END.